CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

July 28, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Registration Statement on Form 10

Amended July 14, 2011

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of July 25, 2011 regarding the above-referenced filings of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”). Each Staff comment and our response are below.

Item 7. Certain Relationships and Related Transactions…, page 26

1.  Your reference to $120,000 in your response to prior comment 4 is inapplicable given Regulation S-K Item 404(d)(1). Therefore, we reissue the comment. When addressing prior comment 4, ensure that your disclosure includes the entire period required by instruction 2 to Regulation S-K Item 404(d) and that the disclosure in the table in this section is clearly reconcilable to your figures in the paragraphs preceding the table.

Response:

The registration statement has been revised to clearly explain each transaction with our major shareholder for the entire period required by Regulation S-K Item 404(d) in accordance with the Staff’s comment.

Carbon 612 Corporation hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By: /s/ Ezra Green

      Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP